UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-54

              NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTION 55
             THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED
                      PURSUANT TO SECTION 54(a) OF THE ACT

         The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

         Name:                                       EXUS GLOBAL, INC.

         Address of Principal
         Business Office                             115 East 57th Street
                                                     New York, NY 10022


         Telephone Number                   212-514-6600

         Name and Address of Agent for               Isaac H. Sutton
         Service and Process                         EXUS GLOBAL, INC.
                                                     115 East 57th Street
                                                     New York, NY 10022
                                                     212-514-6600

         Check one of the following:

[X] The company has filed a registration statement for a class of equity securities pursuant to Section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: ___0-18049
         ------------------------------------------------.

[   ]    The company is relying on Rule 12g-2 under the  Securities  Exchange
         Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company:
------------------------------------------------------------------.

         The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: ____________________________________________________.

         The undersigned company certifies that it is a closed-end company organized under the laws of the State of Nevada and with its principal place of business in Nevada; that it will be operated for the purpose of making investments in securities described in sections 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

         Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the City of Mineral Wells and State of Texas on this 12th day of January, 2004.


                              /s/ Isaac H. Sutton
                              -------------------
                              EXUS GLOBAL, INC.
                              By: Isaac H. Sutton
                              Its:  Chief Executive Officer